UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

     Maiden Holdings, Ltd.
     (Name of Issuer)

     Common Stock

(Title of Class of Securities)

G5753U112

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X  ]     Rule 13d-1(b)
     [     ]     Rule 13d-1(c)
     [     ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cumberland Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	5	SOLE VOTING POWER 3,327,111
BENEFICIALLY NUMBER OF SHARES OWNED BY	6	SHARED VOTING POWER 110,962
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 3,327,111
	8	SHARED DISPOSITIVE POWER 110,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X ] [See Item 2(a)]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.77%
12	TYPE OF REPORTING PERSON* OO, IA

     *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)      Name of Issuer:

                   Maiden Holdings, Ltd. (the “Issuer”)

Item 1(b)      Address of Issuer's Principal Executive Offices:

48 Par-la-Ville Road, Suite 1141
Hamilton HM11
Bermuda

Item 2(a)      Name of Person Filing:

This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, four securities accounts (the “Accounts”), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the “Members”) of Cumberland Associates LLC. The number of shares beneficially owned by Cumberland Associates LLC set forth herein does not include 16,214 shares beneficially owned by one or more Members in individual personal accounts.

Item 2(b)      Address of Principal Business Office:

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)      Citizenship:

         Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

         Common Stock (the “Shares”)

Item 2(e)      CUSIP Number:

G5753U112

Item 3         Not Applicable

Item 4.         Ownership:

Item 4(a)      Amount Beneficially Owned:

As of December 31, 2008, Cumberland Associates LLC may be deemed the beneficial owner of 3,438,073 Shares.

Item 4(b)     Percent of Class:

The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes 5.77% of the total number of Shares outstanding, based upon a total of 59,550,000 Shares issued and outstanding as of August 15, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

Item 4(c)     Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

         3,327,111

(ii)     Shared power to vote or to direct the vote:

         110,962

(iii)     Sole power to dispose or to direct the disposition of:

          3,327,111

(iv)     Shared power to dispose or to direct the disposition of:

         110,962

Item 5      Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7      Identification and Classification of the
                Subsidiary Which Acquired the Security Being

               Reported on By the Parent Holding Company:

               Not Applicable

Item 8     Identification and Classification of Members
                 of the Group:

               Not Applicable.

Item 9    Notice of Dissolution of Group:

               Not Applicable

Item 10    Certification:

       By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 30, 2009

                                                           CUMBERLAND ASSOCIATES LLC

By:            /s/ Gary G. Tynes

            Name: Gary G. Tynes

       Title: Managing Member/Chief Operating Officer/Chief Financial Officer